                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K

 X  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
---
1934

For the fiscal year ended December 31, 2001 or

    Transition report pursuant to Section 15(d) of the Securities Exchange Act
---
of 1934

For the transition period from     to
                              -----  -----

Commission File Number 0-19598
                       -------

                            infoUSA Inc. 401(K) Plan
                  5711 South 86th Circle, Omaha, Nebraska 68127
--------------------------------------------------------------------------------
                      (Full title and address of the plan)

                                infoUSA Inc.
                  5711 South 86th Circle, Omaha, Nebraska 68127
--------------------------------------------------------------------------------
       (Name of issuer of the security held pursuant to the plan and the address of its principal executive offices)

        Registrant's telephone number, including area code (402) 593-4500

           Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

                                 Stormy L. Dean
                             Chief Financial Officer
                                  infoUSA Inc.
                  5711 South 86th Circle, Omaha, Nebraska 68127

                            INFOUSA, INC. 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                December 30, 2001 and 2000 and December 31, 1999

                  (With Independent Auditors' Reports Thereon)

                            INFOUSA, INC. 401(k) PLAN


                                TABLE OF CONTENTS


                                                                                                                    PAGE
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Plan Benefits as of December 30, 2001 and 2000                                 2

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December
    30, 2001 and 2000 and December 31, 1999                                                                           3

Notes to Financial Statements                                                                                         4

Supplemental Schedule:

    Schedule of Assets Held for Investment Purposes at End of Year                                                    8

                          INDEPENDENT AUDITORS' REPORT



The Plan Trustees
infoUSA, Inc. 401(k) Plan:


We have audited the financial statements of the infoUSA, Inc. 401(k) Plan (the
Plan) as of December 30, 2001 and 2000 and for the years ended, December 30, 2001 and 2000 and December 31, 1999, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the years ended December 30, 2001 and 2000 and December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ KPMG LLP
                                               ------------
                                                   KPMG LLP




Omaha, Nebraska
May 31, 2002

                            InfoUSA, INC. 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 30, 2001 and 2000

                                                                       2001           2000
                                                                    -----------    -----------
Assets:
     Investments at fair value:
        Mutual funds (cost, $27,797,019 and $31,873,630 at
           December 30, 2001 and 2000, respectively)                $30,038,994     30,465,980
        infoUSA common stock (cost, $3,867,362 and $3,310,885 at
           December 30, 2001 and 2000, respectively)                  4,848,663      2,092,439
        Participant loans                                               563,457        257,941
                                                                    -----------    -----------
                 Total investments                                   35,451,114     32,816,360
     Receivables:
        Employer contribution                                            47,344        136,549
        Participant contributions                                       122,471        322,616
        Accrued interest                                                     --          1,620
                                                                    -----------    -----------
                 Total assets                                        35,620,929     33,277,145
Liabilities:
     Accrued administrative expenses                                      5,000         33,946
                                                                    -----------    -----------
                 Net assets available for plan benefits             $35,615,929     33,243,199
                                                                    ===========    ===========
See accompanying notes to financial statements

                            InfoUSA, INC. 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

          Years ended December 30, 2001 and 2000 and December 31, 1999

                                                                            2001           2000            1999
                                                                        -----------    -----------     -----------
Additions to net assets attributed to:
     Investment income:
        Dividend income                                                 $ 1,170,596      2,963,324       1,831,455
        Interest income                                                      27,508         45,381          63,803
        Net appreciation (depreciation) in fair value of investments        645,997     (4,296,618)      1,184,250
                                                                        -----------    -----------     -----------
                 Total investment income (loss)                           1,844,101     (1,287,913)      3,079,508
     Contributions:
        Participants                                                      4,492,322      5,165,585       3,529,171
        Employer cash contribution                                          844,633             --         333,556
        Employer stock contribution                                         875,741      2,252,592         638,033
        Rollover from Donnelley Marketing, Inc.                                  --      2,122,280      15,747,205
                                                                        -----------    -----------     -----------
                 Total contributions                                      6,212,696      9,540,457      20,247,965
                                                                        -----------    -----------     -----------
                 Total additions                                          8,056,797      8,252,544      23,327,473
                                                                        -----------    -----------     -----------
Deductions from net assets attributed to:
     Benefits paid to participants                                        5,611,031      5,229,737       2,943,601
     Administrative fees                                                     73,036        100,150          75,617
                                                                        -----------    -----------     -----------
                 Total deductions                                         5,684,067      5,329,887       3,019,218
                                                                        -----------    -----------     -----------
                 Net increase                                             2,372,730      2,922,657      20,308,255
Net assets available for plan benefits:
     Beginning of year                                                   33,243,199     30,320,542      10,012,287
                                                                        -----------    -----------     -----------
     End of year                                                        $35,615,929     33,243,199      30,320,542
                                                                        ===========    ===========     ===========


See accompanying notes to financial statements.

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2001 and 2000 and December 31, 1999



(1)    DESCRIPTION OF PLAN

       The following description of the infoUSA, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan covering employees of infoUSA, Inc. (the Company) who have been employed by the Company for any consecutive 6-month period and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan believes they are in compliance with such provisions. Assets from the First Data Corporation Incentive Savings Plan attributable to certain employees of Donnelley Marketing, Inc. (Donnelley) totaling approximately $15.7 million were rolled over into the Plan October 15, 1999, with an additional approximately $2.1 million rolled over in 2000. The assets associated with these transfers and business changes were rolled into the available investment options of the Plan at the respective transfer dates.

       (b)    CONTRIBUTIONS

              Participants may elect to contribute up to 15% of their pre-tax annual compensation, not to exceed limits set by the Secretary of the Treasury. The Company makes matching contributions of 50% of the first 6% of participant contributions; prior to January 1, 2000, the Company made matching contributions of 50% of the first 3% of participant contributions. Effective May 1, 1999, the Company's matching contribution is in the form of Company common stock. On February 14, 2001, this was amended so that the annual matching contribution to the Plan may be in the form of Company common stock or cash. The Company also contributes to the Plan a percentage of employees' salaries based on years of service to the Company to former Donnelley employees who qualified for this benefit prior to the Plan merger, which discontinued July 1, 2001.

       (c)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of plan earnings based on balances in their account. All contributions are directed by the participants into the various investment options offered. Effective for the first quarter of 2001, the fees charged by the Trustee are paid from the Plan participants' accounts, rather than from forfeitures. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       (d)    VESTING

              Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2001 and 2000 and December 31, 1999



       (e)    PARTICIPANT LOANS

              Effective February 1, 2001, the Plan determined loans will be allowed subject to a $1,000 minimum amount and will be granted for any purpose. In addition, the Plan assumed loans that were transferred in conjunction with plan mergers. These loans are secured by the balance in the participant's account and bear interest at rates that range from 6.0% to 9.5% at December 30, 2001. Principal and interest is paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan.

       (f)    PAYMENT OF BENEFITS

              Upon termination of service, a participant will receive a lump sum amount equal to the value of his or her account, subject to mandatory Federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

       (g)    FORFEITURES

              Nonvested portions of terminated participants' accounts are forfeited. Forfeitures are applied against future Company contributions. Forfeitures as of December 30, 2001 and 2000 and December 31,1999, were $14,489, $78,057, and $83,985, respectively.

 (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of significant accounting policies followed in the preparation of these financial statements.

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets.

       (b)    INVESTMENTS

              All Plan investments are held by T. Rowe Price (the Trustee) and are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Quoted market prices are used to determine fair value of investments. Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (d)    ADMINISTRATIVE EXPENSES

              Certain administrative expenses are paid by the Company. The Plan is responsible for administrative fees relating to certain recordkeeping expenses.

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2001 and 2000 and December 31, 1999



       (e)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)    INVESTMENTS

       The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets at December 30, 2001 and 2000:


                                                         2001             2000
                                                      ----------       ---------
       Fidelity Contrafund,                           $       --       6,832,039
       Fidelity Intermediate Bond Fund,                       --       1,911,220
       Fidelity Retirement Money Market,                      --       2,135,826
       Fidelity Low-priced Stock,                             --       2,853,645
       Fidelity Equity Income II,                             --       4,432,989
       Fidelity Spartan U.S. Equity Index,                    --       4,757,813
       Fidelity Dividend Growth,                              --       4,826,186
       infoUSA Inc. Common Stock,                      4,848,663       2,092,439
       TRP Summit Cash Reserves                        2,565,126              --
       PIMCO Total Return Fund                         2,783,871              --
       TRP Equity Income Fund                          6,979,934              --
       TRP Equity Index 500 Fund                       4,275,366              --
       TRP Growth Stock Fund                           8,361,375              --
       Brinson Small Cap Growth Fund                   3,644,698              --

       During 2001, 2000, and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $645,997, $(4,296,618), and $1,184,250 as follows:

                                              2001             2000             1999
                                           -----------      -----------      -----------
       Registered investment companies     $(1,246,817)      (2,030,507)         400,948
       infoUSA Inc. common stock,            1,892,814       (2,266,111)         783,302
                                           -----------      -----------      -----------
                                           $   645,997       (4,296,618)       1,184,250
                                           ===========      ===========      ===========

                            INFOUSA, INC. 401(K) PLAN

                          Notes to Financial Statements

                December 30, 2001 and 2000 and December 31, 1999



(4)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                            2001              2000
                                                        ------------      ------------
       Net asset available for plan benefits
         per the financial statements                   $ 35,615,929        33,243,199
       Benefit claims payable included on Form 5500          (72,745)         (365,580)
                                                        ------------      ------------
                 Net assets available for plan
                    benefits per the Form 5500          $ 35,543,184        32,877,619
                                                        ============      ============

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

       Benefits paid to participants per the financial statements     $ 35,615,929
       Add benefit claims payable at December 31, 2001                      72,745
       Less benefit claims payable at December 31, 2000                   (365,580)
                                                                      ------------
                 Benefits paid to participants per the Form 5500      $ 35,323,094
                                                                      ============

       Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    RELATED-PARTY TRANSACTIONS

       The Plan invests in various funds managed by T. Rowe Price and Fidelity Management Trust Company, the Plan's Trustees. As these transactions are with the Trustees, they qualify as related-party. Fees paid by the Plan for the investment management services for the years ended December 30, 2001 and 2000 and December 31, 1999 amounted to approximately $41,000, $100,000, and $76,000 respectively.

                                                                       SCHEDULE

                            InfoUSA, INC. 401(k) PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 30, 2001

                                                       (c)
                                             DESCRIPTION OF INVESTMENT
                       (b)                 INCLUDING MATURITY DATE, RATE                        (e)
           IDENTITY OF ISSUE, BORROWER,    OF INVESTMENT, COLLATERAL, PAR       (d)           CURRENT
  (a)        LESSOR OR SIMILAR PARTY            OR MATURITY VALUE               COST           VALUE
-------    ----------------------------    ------------------------------    -----------    -----------
           Participant directed:
*             T. Rowe Price Funds          Cash reserves                     $ 2,565,126    $ 2,565,126
              Pimco Funds                  Total return fund                   2,909,850      2,783,871
*             T. Rowe Price Funds          Equity income fund                  6,605,554      6,979,934
*             T. Rowe Price Funds          Growth stock fund                   7,395,349      8,361,375
*             T. Rowe Price Funds          Equity index 500 fund               3,854,689      4,275,366
              Brinson Funds                Small cap growth fund               3,127,208      3,644,698
              Artisan Funds                Foreign stock                         977,168      1,057,268
*             T. Rowe Price Funds          Emerging markets stock fund            12,762         13,832
*             T. Rowe Price Funds          High yield fund                        15,633         15,555
*             T. Rowe Price Funds          International bond fund                14,997         14,594
*             T. Rowe Price Funds          Small-cap value fund                  217,456        228,971
*             T. Rowe Price Funds          U.S. treasury long-term fund          101,227         98,405
*             Company stock                infoUSA Inc. common stock           3,867,362      4,848,662
*             Participant loans            Various maturity dates with
                                           rates from 6.0-9.5%                   563,457        563,457
                                                                             -----------    -----------
                                                                             $32,227,838    $35,451,114
                                                                             ===========    ===========

*    Represents party in interest


                 See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         infoUSA INC.

Date: June 28, 2002                      /s/ STORMY L. DEAN
                                         ---------------------------------------
                                         Stormy L. Dean, Chief Financial Officer
                                         (principal financial officer)

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
 23.1            Consent of Independent Accountants, filed herewith.